Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

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April 22, 2015

Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549
Attention:  H. Roger Schwall

Re:              Ocean Rig UDW Inc.
Registration Statement on Form F-3
Filed April 7, 2015
File No. 333-202829
Dear Mr. Schwall,
Reference is made to the original registration statement on Form F-3 (the "Original Registration Statement"), filed by Ocean Rig UDW Inc. (the "Company") with the Securities and Exchange Commission (the "Commission") on March 17, 2015.
By letter dated April 1, 2015 (the "First Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments to the Original Registration Statement. The first amended registration statement on Form F-3 (the "First Amended Registration Statement"), which responded to the Staff's comments contained in the First Comment Letter, was filed with the Commission on April 7, 2015.
By letter dated April 20, 2015 (the "Second Comment Letter"), the Staff provided the Company with its comments to the First Amended Registration Statement.  This letter sets forth the response of the Company to the Second Comment Letter.  The Company has today filed via EDGAR its further amended registration statement on Form F-3 (the "Second Amended Registration Statement"), which responds to the Staff's comments contained in the Second Comment Letter.
The following numbered paragraph corresponds to the numbered paragraph in the Second Comment Letter.  References to page numbers in the response below are to page numbers in the Second Amended Registration Statement.
Selling Shareholders, page 45
1.	We note your response to our prior comment 1 and reissue such comment in part. Please confirm that all of the securities offered by the selling shareholders were issued and outstanding prior to the original filing of your registration statement. In this regard, we note your response in your letter dated April 7, 2015 that all of the shares were issued and outstanding prior to filing the amended registration statement. In addition, we note that on page 45 you disclose that a portion of the common shares were previously issued pursuant to restricted stock awards granted under the equity incentive plan dated March 21, 2012, but do not provide the last date such securities were issued. Please also confirm that you have identified each initial offering transaction pursuant to which the selling shareholders acquired the securities to be sold under the registration statement. Specifically, we note that you qualify your discussion of private placements with the word "primarily." Please revise to include a description of all applicable private placements without qualification. Refer to Securities Act Rule 430B(b)(2).
In response to the Staff's comment, the Company confirms that all of the securities offered by the selling shareholders were issued and outstanding prior to the filing of the Original Registration Statement on March 17, 2015. The Company has revised the "Selling Shareholders" section on page 42 of the Second Amended Registration Statement to include the last date on which common shares were issued pursuant to restricted stock awards granted under the Company's equity incentive plan dated March 21, 2012, as amended. The Company also confirms that it has revised the "Selling Shareholders" section on page 42 of the Second Amended Registration Statement to identify the initial transactions in which all of the securities being registered for resale were issued. Further the Company has removed reference to the word "primarily" from its disclosure and confirms that it has included a description of all applicable transactions without qualification.
If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223, Andrei Sirabionian at (212) 574-1580 or Quentin Wiest at (212) 574-1639.
Very truly yours, SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe, Esq.